UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File No.: 000-30668

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

On October 16, 2020, Nova Measuring Instruments Ltd. (NASDAQ:NVMI) (the “Company”) closed the previously announced offering of $200,000,000 principal amount of 0% Convertible Senior Notes due 2025 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), including $25,000,000 of the notes pursuant to the Initial Purchasers’ option to purchase additional notes.

PURCHASE AGREEMENT

On October 13, 2020, the Company entered into a purchase agreement (the “Purchase Agreement”) with certain qualified institutional buyers (collectively the “Initial Purchasers”), pursuant to which the Company agreed to sell $175,000,000 aggregate principal amount of its 0% convertible senior notes due 2025 (the “Initial Convertible Notes”) in a private placement pursuant to Rule 144A under the Securities Act. The Company also agreed to grant a 13-day option to the Initial Purchasers to purchase all or part of an additional $25,000,000 aggregate principal amount of its 0% convertible senior notes due 2025 (the “Additional Convertible Notes”). The Initial Convertible Notes, together with the Additional Convertible Notes, are referred to herein as the “Convertible Notes.”

The Purchase Agreement includes customary representations, warranties and covenants. Under the terms of the Purchase Agreement, the Company has agreed to indemnify the Initial Purchasers against certain liabilities and contribute to payments which the Initial Purchasers may be required to make in respect of any such liabilities.

INDENTURE

The sale of the Convertible Notes closed on October 16, 2020. The Convertible Notes were issued pursuant to an indenture, dated October 16, 2020 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee.

The Convertible Notes are convertible based upon an initial conversion rate of 13.4048 of the Company’s ordinary shares, nominal (par) value NIS 0.01 per share (the “ordinary shares”) per $1,000 principal amount of Convertible Notes (equivalent to a conversion price of approximately $74.60 per ordinary share). The conversion rate will be subject to adjustment upon the occurrence of certain specified events, but will not be adjusted for accrued and unpaid special interest (as defined in the Indenture), if any. In addition, in connection with a make-whole fundamental change (as defined in the Indenture), or following our delivery of a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate event or redemption, as the case may be.

The Convertible Notes will mature on October 15, 2025, unless earlier repurchased, redeemed or converted. Prior to the close of business on the business day immediately preceding July 15, 2025, holders may convert all or a portion of their Convertible Notes only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2021 (and only during such calendar quarter), if the last reported sale price of the Company’s ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; (2) during the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day; (3) if the Company calls the Convertible Notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the related redemption date; or (4) upon the occurrence of specified corporate events. On or after July 15, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert their Convertible Notes at any time, regardless of the foregoing circumstances. Upon conversion, the Company will pay or deliver, as the case may be, cash, ordinary shares or a combination of cash and ordinary shares, at the Company’s election.

The Company may not redeem the Convertible Notes prior to October 20, 2023, except in the event of certain tax law changes. On or after October 20, 2023, the Company may redeem, for cash, all or part of the Convertible Notes if the last reported sale price of its ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of the redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid special interest if any, to, but excluding, the redemption date.  Upon the occurrence of a fundamental change (as defined in the Indenture), holders may require the Company to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Convertible Notes then outstanding may declare the entire principal amount of all the Convertible Notes plus accrued special interest, if any, to be immediately due and payable.

The Convertible Notes are general unsecured obligations of the Company. The Convertible Notes rank senior in right of payment to any of the Company’s future indebtedness that is expressly subordinated in right of payment to the Convertible Notes, rank equal in right of payment to the Company’s existing and future unsecured indebtedness that is not so subordinated, are effectively subordinated in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally subordinated to all existing and future indebtedness and liabilities of the Company’s subsidiaries.

The net proceeds from the sale of the Convertible Notes were approximately $193.5 million, after deducting the Initial Purchasers’ discounts and the estimated offering expenses payable by the Company.  The Company used approximately $10.0 million of the net proceeds from the sale of the Convertible Notes to repurchase 170,910 of the Company’s ordinary shares from certain purchasers of the Convertible Notes in privately negotiated transactions effected through one or more of the Initial Purchasers of the Convertible Notes or an affiliate thereof. The Company may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, the Company has not entered into any agreements for or otherwise committed to any specific acquisitions at this time.  The Company intends to use the remainder of the net proceeds from the sale of the Convertible Notes for general corporate purposes. Pending these uses, the Company intends to invest the net proceeds in high-quality, short-term fixed income instruments which include corporate, financial institution, federal agency or U.S. government obligations.

UNREGISTERED SALE OF EQUITY SECURITIES

The Company’s offering of the Convertible Notes to the Initial Purchasers was made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Company relied on this exemption from registration based in part on representations made by the Initial Purchasers in the Purchase Agreement, including that the Initial Purchasers would only offer, sell or deliver the Convertible Notes to persons inside the United States whom they reasonably believed to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act.

The Convertible Notes and the shares of the Company’s ordinary shares issuable upon conversion of the Convertible Notes, if any, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

4.1	Indenture between Nova Measuring Instruments Ltd. and U.S. Bank National Association, as trustee, for the 0% Convertible Senior Notes due 2025.
4.2	Form of 0% Convertible Senior Note due 2025 (included in Exhibit 4.1).

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2020
NOVA MEASURING INSTRUMENTS LTD.

	By:	/s/ Dror David
	Name:	Dror David
	Title:	Chief Financial Officer